Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna announces Board changes

Vancouver, February 8, 2021 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that Simon Ridgway has stepped down as director and Chair of the Board of the Company. With the renewed strength in the mining and metals sector, he will be focusing his efforts on the exploration companies under his management, which is his passion.

Jorge A. Ganoza, President and CEO, commented, “On my own behalf and on behalf of the Board of Directors, I would like to thank Simon for his invaluable contributions and insights throughout his tenure as a director. He was a founder of the Company 16 years ago, and in his position as Chair of the Board, has guided Fortuna’s strong growth over the years.” Mr. Ganoza continued, “While his absence from the Board will be missed, we are pleased that Simon will continue to support the Company in a special advisory role. We wish him all the best in his other endeavours.”

Fortuna is pleased to announce that David Laing has been appointed independent Chair of the Board of the Company. David joined the Fortuna Board in 2016 and sits on three of the Board committees, including as Chair of the Sustainability Committee. Jorge Ganoza commented, “David is an accomplished global mining executive with extensive board experience. We look forward to his guidance in his new position as Fortuna’s Chair, as we continue to establish the Company as a leader in our industry.”

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection and social responsibility. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | T (Peru): +51.1.616.6060, ext. 0